UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

First Community Bank Corporation of America

(Name of Issuer)

Common Stock $0.05 par value

(Title of Class of Securities)

31985E202

(CUSIP Number)

Robert J. Angerer, Jr.

Igler & Dougherty, P.A.

2457 Care Drive

Tallahassee, FL 32308

Phone: 850-878-2411

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Robert M. Menke
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 362,663 shares (on an as converted basis)
	8.	Shared voting power -0-
	9.	Sole dispositive power 362,663 shares (on an as converted basis)
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) IN

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) C. Kyle Menke
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,833 shares (on an as converted basis)
	8.	Shared voting power -0-
	9.	Sole dispositive power 2,833 shares (on an as converted basis)
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) IN

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Michelle C. Menke
2.	Check the appropriate box if a member of a group (see instructions) d) ☐ e) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,833 shares (on an as converted basis)
	8.	Shared voting power -0-
	9.	Sole dispositive power 2,833 shares (on an as converted basis)
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) IN

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) First Community Financial Corporation
2.	Check the appropriate box if a member of a group (see instructions) g) ☐ h) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 810,861 shares
	8.	Shared voting power -0-
	9.	Sole dispositive power 810,861
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Bankers Insurance Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,671 shares
	8.	Shared voting power -0-
	9.	Sole dispositive power 20,671
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Bankers Insurance Company
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 366,923 shares
	8.	Shared voting power -0-
	9.	Sole dispositive power 366,923
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Bankers Specialty Insurance Company
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 53,260 shares
	8.	Shared voting power -0-
	9.	Sole dispositive power 53,260
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) First Community Insurance Company
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,662,070 shares (on an as converted basis)
	8.	Shared voting power -0-
	9.	Sole dispositive power 2,662,070 shares (on an as converted basis)
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) G.D. VanWagenen Financial Services, Inc.
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 24,395 shares
	8.	Shared voting power -0-
	9.	Sole dispositive power 24,395
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Bonded Builders Home Warranty Association of Texas, Inc.
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 10,500 shares
	8.	Shared voting power -0-
	9.	Sole dispositive power 10,500
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Bonded Builders Home Warranty Association of North Carolina, Inc.
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,625 shares
	8.	Shared voting power -0-
	9.	Sole dispositive power 2,625
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

CUSIP No. 31985E202
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Bonded Builders Service Corp.
2.	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 35,060 shares
	8.	Shared voting power -0-
	9.	Sole dispositive power 35,060
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 4,354,694 shares (on an as converted basis)
12.	Check if aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by each reporting person 58.60% (on an as converted basis)
14.	Type of reporting person (see instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.05 per share (the “Common Stock”), of First Community Bank Corporation of America, a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9001 Belcher Road, Pinellas Park, Florida 33782.

Item 2. Identity and Background

(a) This statement is filed on behalf of Robert M. Menke, C. Kyle Menke, Michelle C. Menke, Bankers Insurance Group, Inc., First Community Financial Corporation, Bankers Insurance Company, Bankers Specialty Insurance Company, First Community Insurance Company, G. D. VanWagenen Financial Services Inc., Bonded Builders Home Warranty Association of Texas, Inc., Bonded Builders Home Warranty Association of North Carolina, Inc., and Bonded Builders Service Corp. (collectively the “Reporting Person”).

(b) Robert M. Menke, C. Kyle Menke, Michelle C. Menke, Bankers Insurance Group, Inc., First Community Financial Corporation, Bankers Insurance Company, Bankers Specialty Insurance Company, First Community Insurance Company, G. D. VanWagenen Financial Services Inc., Bonded Builders Service Corp., Bonded Builders Home Warranty Association of Texas, Inc., and Bonded Builders Home Warranty Association of North Carolina, Inc. may be reached c/o Bankers Financial Corporation at its principal office located at: 11101 Roosevelt Boulevard North, St. Petersburg, Florida 33716.

(c) Robert M. Menke is a Chairman of the Board of the Issuer, President and Chairman of the Board of First Community Financial Corporation and Chairman of Bankers Financial Corporation, the parent company to all of the following entities which make up the remaining entities of the above described Reporting Person: Bankers Insurance Group, Inc., First Community Financial Corporation, Bankers Insurance Company, Bankers Specialty Insurance Company, First Community Insurance Company, G. D. VanWagenen Financial Services Inc. and Bonded Builders Service Corp., Bonded Builders Home Warranty Association of Texas, Inc. and Bonded Builders Home Warranty Association of North Carolina, Inc. Bankers Financial Corporation and its subsidiaries named herein are engaged in the insurance business and providing financial services, its principal office is located at: 11101 Roosevelt Boulevard North, St. Petersburg, Florida 33716. Robert M. Menke is also the father of C. Kyle Menke and Michelle C. Menke.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Robert M. Menke, C. Kyle Menke and Michelle C. Menke are citizens of the United States. Bankers Insurance Group, Inc., First Community Financial Corporation, Bankers Insurance Company, Bankers Specialty Insurance Company, First Community Insurance Company, G. D. VanWagenen Financial Services Inc. and Bonded Builders Service Corp. are Florida corporations. Bonded Builders Home Warranty Association of Texas, Inc. is a Texas corporation and Bonded Builders Home Warranty Association of North Carolina, Inc. is a North Carolina corporation.

Item 3. Source and Amount of Funds or Other Considerations

First Community Financial Corporation purchased through a public offering, 749,775 shares of common stock on December 31, 2009, along with 180,018 shares of preferred stock that are convertible at any time to a total of 1,800,180 shares of Common Stock. The shares were acquired through the purchase of units each of which consisted of 1 share of preferred stock and 4.165 shares of Common Stock and which were purchased at a price of $33.33 per unit. All funds used to purchase the Common Stock were working capital.

Robert M. Menke purchased 49,980 shares of common stock, along with 12,000 shares of preferred stock convertible at any time to 120,000 shares of common stock, in a public offering that ended on February 12, 2010. C. Kyle Menke purchased 833 shares of common stock, along with 200 shares of preferred stock convertible at any time to 2,000 shares of common stock, in a public offering that ended on February 12, 2010. Michelle C. Menke purchased 833 shares of common stock, along with 200 shares of preferred stock convertible at any time to 2,000 shares of common stock, in a public offering that ended on February 12, 2010. All funds used by the three individuals to purchase the shares were personal funds.

Item 4. Purpose of the Transaction

The purpose of the acquisition of the securities of the Issuer is investment. The Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Robert M. Menke beneficially owns 4,354,694 shares of Common Stock of the Issuer which equals 58.60% of the total outstanding shares. Of that amount, Bankers Insurance Group, Inc. owns 20,671 shares, First Community Financial Corporation owns 810,861 shares, Bankers Insurance Company owns 366,923 shares, Bankers Specialty Insurance Company owns 53,260 shares, First Community Insurance Company owns 2,662,070 shares (on an as converted basis), G. D. VanWagenen Financial Services Inc. owns 24,395 shares, Bonded Builders Home Warranty Association of Texas, Inc. owns 10,500 shares, Bonded Builders Home Warranty Association of North Carolina, Inc. owns 2,625 shares, and Bonded Builders Service Corp. owns 35,060 shares. Robert M. Menke controls these corporations through his ownership of Bankers Financial Corporation which in turn owns the above described entities. Robert M. Menke individually owns 362,663 (on an as converted basis), C. Kyle Menke individually owns 2,833 (on an as converted basis), and Michelle C. Menke individually owns 2,833 (on an as converted basis).

(b) Robert M. Menke has sole power to vote and to dispose of all of the subject shares except those owned by his children. Each of C. Kyle Menke and Michelle C. Menke has sole power to vote and to dispose of the 2,833 shares they each own.

(c) First Community Insurance Company purchased, through the initial closing of a public offering, 749,775 shares of common stock on December 31, 2009, along with 180,018 shares of preferred stock that are convertible at any time to a total of 1,800,180 shares of common stock. Robert M. Menke purchased 49,980 shares of common stock, along with 12,000 shares of preferred stock convertible at any time to 120,000 shares of common stock, in a public offering that ended on February 12, 2010. C. Kyle Menke purchased 833 shares of common stock, along with 200 shares of preferred stock convertible at any time to 2,000 shares of common stock, in a public offering that ended on February 12, 2010. Michelle C. Menke purchased 833 shares of common stock, along with 200 shares of preferred stock convertible at any time to 2,000 shares of common stock, in a public offering that ended on February 12, 2010. The shares were acquired through the purchase of units each of which consisted of 1 share of preferred stock and 4.165 shares of common stock and which were purchased at a price of $33.33 per unit.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No agreements exist with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement dated as of February 22, 2010.

(Signature page to follow)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 22, 2010

FIRST COMMUNITY FINANCIAL CORPORATION

/s/ Robert M. Menke		/s/ Robert M. Menke
Robert M. Menke		Robert M. Menke, President & Chairman

BANKERS INSURANCE GROUP, INC.		BANKERS INSURANCE COMPANY

/s/ B. Bradford Martz		/s/ B. Bradford Martz
Name:	B. Bradford Martz	Name:	B. Bradford Martz
Title:	Treasurer & CFO	Title:	Treasurer

FIRST COMMUNITY INSURANCE COMPANY		BANKERS SPECIALTY INSURANCE COMPANY

/s/ B. Bradford Martz		/s/ B. Bradford Martz
Name:	B. Bradford Martz	Name:	B. Bradford Martz
Title:	Treasurer	Title:	Treasurer

G.D. VANWAGENEN FINANCIAL SERVICES INC.		BONDED BUILDERS SERVICE CORPORATION

/s/ B. Bradford Martz		/s/ B. Bradford Martz
Name:	B. Bradford Martz	Name:	B. Bradford Martz
Title:	Treasurer	Title:	Treasurer & CFO

BONDED BUILDERS HOME WARRANTY ASSOCIATION OF TEXAS, INC.		BONDED BUILDERS HOME WARRANTY ASSOCIATION OF NORTH CAROLINA, INC.

/s/ B. Bradford Martz		/s/ B. Bradford Martz
Name:	B. Bradford Martz	Name:	B. Bradford Martz
Title:	Treasurer & CFO	Title:	Treasurer & CFO

/s/ C. Kyle Menke		/s/ Michelle C. Menke
C. Kyle Menke		Michelle C. Menke

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.05 par value per share, of First Community Bank Corporation of America, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 22nd day of February, 2010.

FIRST COMMUNITY FINANCIAL CORPORATION

/s/ Robert M. Menke		/s/ Robert M. Menke
Robert M. Menke		Robert M. Menke, President & Chairman

BANKERS INSURANCE GROUP, INC.		BANKERS INSURANCE COMPANY

/s/ B. Bradford Martz		/s/ B. Bradford Martz
Name:	B. Bradford Martz	Name:	B. Bradford Martz
Title:	Treasurer & CFO	Title:	Treasurer

FIRST COMMUNITY INSURANCE COMPANY		BANKERS SPECIALTY INSURANCE COMPANY

/s/ B. Bradford Martz		/s/ B. Bradford Martz
Name:	B. Bradford Martz	Name:	B. Bradford Martz
Title:	Treasurer	Title:	Treasurer

G.D. VANWAGENEN FINANCIAL SERVICES INC.		BONDED BUILDERS SERVICE CORPORATION

/s/ B. Bradford Martz		/s/ B. Bradford Martz
Name:	B. Bradford Martz	Name:	B. Bradford Martz
Title:	Treasurer	Title:	Treasurer & CFO

BONDED BUILDERS HOME WARRANTY ASSOCIATION OF TEXAS, INC.		BONDED BUILDERS HOME WARRANTY ASSOCIATION OF NORTH CAROLINA, INC.

/s/ B. Bradford Martz		/s/ B. Bradford Martz
Name:	B. Bradford Martz	Name:	B. Bradford Martz
Title:	Treasurer & CFO	Title:	Treasurer & CFO

/s/ C. Kyle Menke		/s/ Michelle C. Menke
C. Kyle Menke		Michelle C. Menke